UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris - France

(Address of principal executive offices)

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Alcatel-Lucent delivers full-year 2011 results in line with guidance, strong Q4 2011 cash-flow generation and well positioned for a better year in 2012

•	Free cash-flow of € 541 million in Q4 2011

•	Significant sequential improvement to cash and costs position

•	Higher margin and strong positive net cash position targeted for 2012

•	Strategic decision to leverage the strength of Alcatel-Lucent’s patent portfolio

Key numbers for the fourth quarter 2011

•    Revenues of Euro 4,256 million, up 9.5% sequentially and down 11.2% year-over-year at constant currency

•    Adjusted[2] gross profit of Euro 1,514 million or 35.6% of revenues

•    Adjusted[2] operating income[1] of Euro 316 million or 7.4% of revenues

•     Published net profit of Euro 868 million or Euro 0.29 per share

•     Operating cash-flow[3] of Euro 863 million

•    Net (debt)/cash of Euro (31) million as of December 31,2011

Key numbers for the year 2011

•    Revenues of Euro 15,696 million, up 1.9% year-over-year at constant currency

•    Adjusted[2] gross profit of Euro 5,646 million or 36.0% of revenues

•    Adjusted[2] operating income[1] of Euro 610 million or 3.9% of revenues

•     Published net profit of Euro 1,095 million or Euro 0.42 per share

•     Operating cash-flow[3] of Euro 979 million

•    Net (debt)/cash of Euro (31) million as of December 31, 2011

All figures in this document include the Genesys business in order to provide meaningful comparable information, except the mentioned Published figures; all Published figures report Genesys in discontinued operations. In addition to the Published results and consistent with previous publications, Alcatel-Lucent is providing adjusted results which exclude the main non-cash impacts from PPA entries in relation to the Lucent business combination and report Genesys as continued operations. Operating cash-flow is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring and pension & OPEB cash outlay.

Paris, February 10, 2012 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) announced today 2011 full year results in line with its guidance, and in the fourth quarter of 2011, a free cash-flow of €541 million and annualized fixed costs savings of €300 million.

Commenting on the results, Ben Verwaayen, CEO, Alcatel-Lucent said: “I’m very pleased by the responsiveness of our company to adapt to a changing business environment. This has resulted in a significant improvement in free-cash-flow and an acceleration of cost-reduction actions.

“Overall, this concludes a second year of strong improvement in our results, and leads to the first positive full-year net results for Alcatel-Lucent since the merger. We have strengthened our financial flexibility with the Genesys divestment, while taking the strategic decision to realize the full value of our existing and future patent portfolio.”

Mr Verwaayen added: “We were operating in a challenging environment in 2011. Looking ahead, we target, in 2012, additional savings of €200m in fixed costs and €300m in variable costs. We will continue to strengthen our portfolio, drawing upon an innovation pipeline of software assets and breakthroughs in wireless and fixed-line technologies such as lightRadio, 100G coherent technology, IP and vectoring – innovations that enable operators to quickly adapt to the continuing explosion of data and content.

“Although visibility remains limited, our aim for 2012 is to achieve an adjusted operating margin higher than the level reached in 2011, and reach a strong positive net cash position at the end of 2012.”

MAIN POINTS

Fourth quarter revenue decreased 12.5% year-over-year and increased 12.1% sequentially to Euro 4,256 million. At constant currency exchange rates and perimeter, revenue decreased 11.2% year-over-year and increased 9.5% sequentially. Networks saw a double digit decrease this quarter. Within that segment, the IP business while declining at a low double digit rate due to a high comparison base, recorded the second highest quarter in revenues ever. The slight growth in submarine activity was more than offset by the decline in terrestrial optics. In the wireline business, the strong sequential catch up has been driven by all the product lines. The double digit decline in Wireless activities mainly results from lower spending after several quarters of strong activity. Software, Services & Solutions decreased at a mid-single digit rate with high single digit growth in Managed Services. Finally, Enterprise segment was flat this quarter, data posting another quarter of growth. From a geographic standpoint, also adjusted for constant currency, there was a weaker fourth quarter in North America after several strong previous quarters. Central and Latin America maintained a double digit growth rate while Europe and Asia Pacific regions declined at a double digit rate.

Adjusted2 operating1 income of Euro 316 million or 7.4% of revenue. Gross margin came in at 35.6% of revenue for the quarter, compared to 36.2% in the year ago quarter and 36.3% in the third quarter 2011. The year-over-year decline in gross margin mainly results from geographical & product mix, somewhat compensated by a decrease in fixed operating costs. The sequential decline in gross margin mainly results from geographical & product mix. Operating expenses decreased 12.3% year-over-year on a reported basis and adjusted for constant currency, decreased 12.7% year-over-year. This decrease is a further result of our actions to improve operational efficiency. On a sequential basis, operating expenses decreased 0.7% as reported and decreased 3.2% at constant currency reflecting the back-end loaded nature of our 2011 costs savings program.

Published net income (group share) of Euro 868 million or Euro 0.29 per share. This includes an Euro 353 million benefit associated with the increase of the deferred tax assets in the USA and Purchase Price Adjustments to Euro (69) million pre-tax or Euro (42) million after tax.

Net (debt)/cash of Euro (31) million, versus Euro (620) million of net debt as of September 30, 2011. The sequential decrease in net debt of Euro 589 million primarily reflects the positive operating cash-flow of Euro 863 million, interest expenses of Euro (10) million, restructuring cash outlays of Euro (84) million, contribution to pensions and OPEB of Euro (45) million and capital expenditures of Euro (167) million. The positive operating cash-flow results from the level of adjusted operating income and a positive contribution from the operating working capital requirements of Euro 278 million.

Excluding Genesys business, net debt is Euro (40) million as of December 31, 2011, as presented in the reconciliation table in page 12 and following.

Funded status of Pensions and OPEB of Euro (1,830) million at end of December, compared to Euro (1,213) million as of September 30, 2011. Excluding currency impact, this deficit widening mainly results from an increase of our obligations of Euro 1,019 million, due to the decrease of around 25 bps in the discount rates used for pensions and post-retirement healthcare plans. This was partly offset by an increase of the fair value of the plan assets for Euro 716 million. The net effect of currency change was negligible on the funded status this quarter. From a regulatory perspective – which determines the funding requirements – the preliminary assessment of the company’s US plans suggest that no extra funding contribution should be required through at least early 2014.

On Feb. 1, 2012, the closing of Genesys business disposal for USD 1.5 Bn has been announced.

The board has recommended not to pay a dividend for fiscal year 2011.

PUBLISHED RESULTS

Note: all published figures report Genesys in discontinued operations as it is published in the Consolidated Financial Statements available on our website http://www.alcatel-lucent.com/4q2011.

In the fourth quarter, the published net income (group share) was Euro 868 million or Euro 0.29 per diluted share (USD 0.38 per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro (42) million.

Published Profit & Loss	Fourth	Fourth	% change	Third	% change	Full	Full	% change
Statement	Quarter	Quarter	y-o-y	Quarter	q-o-q	Year	Year	y-o-y
(In Euro million except for EPS)	2011	2010	(% or pt)	2011	(% or pt)	2011	2010	(% or pt)
Revenues	4,150	4,763	-12.9%	3,704	12.0%	15,327	15,658	-2.1%
Gross profit	1,428	1,672	-14.6%	1,308	9.2%	5,360	5,302	1.1%
In % of revenues	34.4%	35.1%	-0.7 pt	35.3%	-0.9 pt	35.0%	33.9%	1.1 pt
Operating income / (loss)(1)	210	281	-25.3%	83	ca 2.5x	251	(70)	Nm
In % of revenues	5.1%	5.9%	-0.8 pt	2.2%	2.9 pt	1.6%	-0.4%	2.0 pt
Net income (loss) (Group share)	868	340	ca 2.5x	194	ca 4.5x	1,095	(334)	Nm
EPS diluted (in Euro)	0.29	0.13	Nm	0.08	Nm	0.42	(0.15)	Nm
E/ADS* diluted (in USD)	0.38	0.17	Nm	0.11	Nm	0.54	(0.20)	Nm
Number of diluted shares (million)	3,089.6	2,956.6	4.5%	2,873.7	7.5%	2,865.9	2,259.9	26.8%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.2973 as of December 30, 2011; 1.3269 as of December 30, 2010 and USD 1.3449 as of September 30, 2011

ADJUSTED RESULTS

In addition to the published results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination and report Genesys as continued operations. Reconciliation table are presented in table page 12 and following. The fourth quarter 2011 adjusted2 net profit (group share) was Euro 572 million or Euro 0.19 per diluted share (USD 0.25 per ADS), which includes a restructuring charge of Euro (65) million, a net financial gain of Euro 34 million, an adjusted tax gain of Euro 292 million and a non controlling interests charge of Euro (4) million.

Adjusted Profit & Loss	Fourth	Fourth	% change	Third	% change	Full	Full	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q	year	year	y-o-y
(In Euro million except for EPS)	2011	2010	(% or pt)	2011	(% or pt)	2011	2010	(% or pt)
Revenues	4,256	4,862	-12.5%	3,797	12.1%	15,696	15,996	-1.9%
Gross profit	1,514	1,760	-14.0%	1,380	9.7%	5,646	5,572	1.3%
In % of revenues	35.6%	36.2%	-0.6 pt	36.3%	-0.7 pt	36.0%	34.8%	1.2 pt
Operating income / (loss)(1)	316	394	-19.8%	173	82.7%	610	288	ca 2x
In % of revenues	7.4%	8.1%	-0.7 pt	4.6%	2.8 pt	3.9%	1.8%	2.1 pt
Net income (loss) (Group share)	572	385	48.6%	235	ca 2.5x	921	(159)	Nm
EPS diluted (in Euro)	0.19	0.14	35.7%	0.09	Nm	0.36	(0.07)	Nm
E/ADS* diluted (in USD)	0.25	0.19	32.7%	0.12	Nm	0.47	(0.09)	Nm
Number of diluted shares (million)	3,089.6	2,956.6	4.5%	2,873.7	7.5%	2,865.9	2,259.9	26.8%

* E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.2973 as of December 30, 2011; 1.3269 as of December 30, 2010 and USD 1.3449 as of September 30, 2011

Key figures

Geographic breakdown	Fourth	Fourth	% change	Third	% change	Full	Full	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q	year	year	y-o-y
(In Euro million)	2011	2010	(% or pt)	2011	(% or pt)	2011	2010	(% or pt)
North America	1,452	1,669	-13.0%	1,474	-1.5%	6,039	5,750	5.0%
Asia Pacific	787	893	-11.9%	703	11.9%	2,697	2,928	-7.9%
Europe	1,309	1,532	-14.6%	1,085	20.6%	4,671	5,081	-8.1%
RoW	708	768	-7.8%	535	32.3%	2,289	2,237	2.3%
Total group revenues	4,256	4,862	-12.5%	3,797	12.1%	15,696	15,996	-1.9%

Group breakdown	Fourth	Fourth	% change	Third	% change	Full	Full	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q	year	year	y-o-y
(In Euro million)	2011	2010	(% or pt)	2011	(% or pt)	2011	2010	(% or pt)
Networks	2,476	2,952	-16.1%	2,285	8.4%	9,654	9,643	0.1%
- o/w IP	454	508	-10.6%	376	20.7%	1,585	1,464	8.3%
- o/w Optics	724	815	-11.2%	582	24.4%	2,605	2,655	-1.9%
- o/w Wireless	893	1,156	-22.8%	1,032	-13.5%	4,122	4,064	1.4%
- o/w Wireline	419	488	-14.1%	308	36.0%	1,393	1,548	-10.0%
- o/w eliminations	(14)	(15)	Nm	(13)	Nm	(51)	(88)	Nm
Software, Services & Solutions	1,315	1,391	-5.5%	1,100	19.5%	4,461	4,537	-1.7%
- o/w Services	1,158	1,211	-4.4%	996	16.3%	3,963	4,006	-1.1%
- o/w Network Applications	157	180	-12.8%	104	51.0%	498	531	-6.2%
Enterprise	325	324	0.3%	319	1.9%	1,213	1185	2.4%
Other & eliminations	140	195	Nm	93	Nm	368	631	Nm
Total group revenues	4,256	4,862	-12.5%	3,797	12.1%	15,696	15,996	-1.9%

Breakdown of group	Fourth	Fourth	% change	Third	% change	Full	Full	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q	year	year	y-o-y
(in Euro million)	2011	2010	(% or pt)	2011	(% or pt)	2011	2010	(% or pt)
Networks	82	229	-64.2%	70	17.1%	263	187	40.6%
In % of revenues	3.3%	7.8%	-4.5 pt	3.1%	0.2 pt	2.7%	1.9%	0.8 pt
Software, Services & Solutions	170	98	73.5%	55	ca 3x	227	30	ca 7.5x
In % of revenues	12.9%	7.0%	5.9 pt	5.0%	7.9 pt	5.1%	0.7%	4.4 pt
Enterprise	45	37	21.6%	29	55.2%	108	83	30.1%
In % of revenues	13.8%	11.4%	2.4 pt	9.1%	4.7 pt	8.9%	7.0%	1.9 pt
Other & eliminations	19	30	Nm	19	Nm	12	(12)	Nm
Total group op. income (loss)	316	394	-19.8%	173	82.7%	610	288	ca 2x
In % of revenues	7.4%	8.1%	-0.7 pt	4.6%	2.8 pt	3.9%	1.8%	2.1 pt

Cash-flow highlights	Fourth quarter	Third quarter	Fourth quarter	Full Year	Full Year
(In Euro million )	2011	2011	2010	2011	2010
Net (debt)/cash at beginning of period	(620)	(376)	(249)	362	903
Adjusted operating income / (loss)	316	173	394	610	288
Depreciation & Amort; OP non cash; other**	126	199	116	652	690
Op. Cash-flow before change in WCR*	442	372	510	1 262	978
Change in operating WCR	278	(288)	2	(191)	(63)
Change in other working capital**	143	(119)	190	(92)	(64)
Operating Cash-flow (3)	863	(35)	702	979	851
Interest	(10)	(105)	(12)	(251)	(257)
Taxes	(16)	(11)	12	(81)	(117)
Cash contribution to pension & OPEB	(45)	(45)	(62)	(186)	(226)
Restructuring cash outlays	(84)	(99)	(91)	(345)	(377)
Cash-flow from operating activities	708	(295)	549	116	(126)
Capital expenditures (incl. R&D cap.)	(167)	(141)	(230)	(574)	(692)
Free Cash-flow	541	(436)	319	(458)	(818)
Discontinued, Cash from financing & Forex	48	192	292	65	277
Change in net(debt)/cash position	589	(244)	611	(393)	(541)
Net (debt)/cash at end of period	(31)	(620)	362	(31)	362

* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

** Changes compare to past figures coming from netting FX impact

Statement of position - Assets	Dec 31,	Sept 30,	Dec 31,
(In Euro million)	2011	2011	2010
Total non-current assets	12,727	12,088	12,097
of which Goodwill & intangible assets, net	6,260	6,159	6,426
of which Prepaid pension costs	2,765	2,753	2,746
of which Other non-current assets	3,702	3,176	2,925
Total current assets	11,116	10,631	12,779
of which OWC assets	5,501	5,760	6,034
of which other current assets	1,133	1,114	1,056
of which marketable securities, cash & cash equivalents	4,482	3,757	5,689
Total assets	23,843	22,719	24,876

Statement of position - Liabilities and equity	Dec 31,	Sept 30,	Dec 31,
(In Euro million)	2011	2011	2010
Total equity	4,238	3,470	4,205
of which attributable to the equity owners of the parent	3,491	2,765	3,545
of which non controlling interests	747	705	660
Total non-current liabilities	11,242	11,170	10,587
of which pensions and other post-retirement benefits	5,709	5,769	5,090
of which long term debt	4,290	4,178	4,112
of which other non-current liabilities	1,243	1,223	1,385
Total current liabilities	8,363	8,079	10,084
of which provisions	1,582	1,615	1,858
of which short term debt	329	320	1,266
of which OWC liabilities	4,548	4,495	5,128
of which other current liabilities	1,904	1,649	1,832
Total liabilities and shareholder’s equity	23,843	22,719	24,876

BUSINESS COMMENTARY

NETWORKS

For the fourth quarter 2011, revenues for the Networks segment were Euro 2,476 million, a decrease of -16.1% compared to Euro 2,952 million in the year-ago quarter and an increase of 8.4% compared to Euro 2,285 million in the third quarter 2011. At constant currency exchange rates, Networks revenues decreased 16.8% year-over-year and increased 5.5% sequentially. The segment posted an adjusted2 operating1 profit of Euro 82 million or an operating margin of 3.3% compared to an adjusted2 operating1 profit of Euro 229 million or a margin of 7.8% in the year ago period.

Key highlights:

•

Revenues for the IP division were Euro 454 million, a 10.6% decrease from the year-ago quarter with Europe being the main driver behind the year-over-year weakness. However, this still represented our second highest quarter of revenue ever in the IP division, growing 20.7% sequentially, with double-digit growth across all regions, led by Europe which grew more than 30%. As we exited 2011, our IP division saw a very healthy book-to-bill ratio. Full-year revenue for the IP division increased 9.9%, at constant currency, in 2011, with a 10%+ increase in service routing. During the fourth quarter, we were selected by Bouygues Telecom, in France, to deploy an IP-based network to support video, high-speed internet access and voice services to customers. Our momentum in high performance IP networking continued, with 25 customers having deployed 100Gigabit Ethernet on their service routers by year-end. We also expanded the multi-service capabilities of our IP offering capabilities with the integration of Arbor’s Threat Management System (TMS) software into our IP routers to address the growing threat of “distributed denial-of-service” (DDoS) attacks.

•

Revenues for the Optics division were Euro 724 million, a decrease of 11.2% from the year-ago quarter, driven by a double-digit decrease in our terrestrial business, partially offset by mid-single-digit growth in our submarine business. Sequentially, revenues in our optics division grew 24.4% with double-digit growth across most of our portfolio, led by WDM, which saw very strong quarter-over quarter growth in all regions, led by the Americas and Europe. Full year optics revenues were down 2.1% year-over-year at constant currency, with our terrestrial business declining slightly, while our submarine business grew at a mid-single-digit rate driven by new builds and upgrades. Our single-carrier 100G optical coherent technology continued its success in the market with wins at France Telecom-Orange, Sky in the UK, Cablevision Argentina, H3G in Austria and Oni Communications in Portugal, bringing the total number of customers currently deploying 100G optics to more than 50. We also announced the 100G eXtended Reach (XR) card, to be offered in our 1830 Photonic Service Switch (PSS) that is capable of extending the range, performance and capacity of 100G optical networks. In the submarine business, Alcatel-Lucent and Bezeq International commercially launched a submarine cable link between Israel and Italy that can operate at 100 gigabits-per-second speeds.

•

Revenues for the Wireless division were Euro 893 million, a decrease of 22.8% from the year-ago quarter. We saw weakness across most parts of this business after several quarters of strong activity, with the exception of small/femto cells as well as GSM in APAC. Sequentially, growth was fairly strong in Europe and APAC, with both regions growing in the double digits, driven by GSM and small cells as well as W-CDMA in APAC. This growth was more than offset by weakness in the Americas as spending slowed down towards the end of the year. Full-year wireless revenues increased 4.6% at constant currency, with CDMA and LTE driving a majority of this growth. In the fourth quarter, we continued our success in 4G LTE, announcing wins with Saudi Telecom Company (STC) as well as Antel in Uruguay, complementing the already announced wins with Etisalat and the City of Charlotte in 2011, bringing our total to more than 20 LTE contracts. We were also chosen by Asia Pacific Telecom to deploy a 3G mobile broadband network based around CDMA-EVDO and IP Multimedia Subsystem (IMS) technologies. Our lightRadio portfolio is now in trials with operators in the Americas and EMEA, with both LTE and W-CDMA metrocells deployed in live networks and more than 5 operators participating in Alcatel-Lucent’s lightRadio co-creation program.

•

Revenues in the Wireline division declined 14.1% from their year-ago level, to Euro 419 million. We did, however, see a strong sequential increase of 36.0%. The year-over-year decline in Wireline was driven by our legacy businesses, partially offset by strong overall growth in APAC. Our fiber access portfolio continued to show strength, growing in excess of 80%, mainly driven by GPON growth in the APAC and Americas regions. Full year wireline revenue fell 7.9% at constant currency as strong double-digit growth in broadband access equipment was not enough to offset double-digit declines in our legacy businesses. In the fourth quarter, we were selected as the largest supplier for China Unicom’s expansion of its broadband access network based on GPON technology in 29 provinces.

•

Sales of our next-generation Networks products decreased 11% from the year-ago quarter but increased 19% compared to the prior quarter at constant currency, reaching Euro 1,193 million in the fourth quarter 2011. This accounts for 48% of Networks sales. Orders for our next-generation products increased in the double digits compared to the year-ago quarter in Q4’11.

•	The decline in adjusted operating margin from the year-ago quarter was largely due to lower revenues across all businesses.

S3 (SOFTWARE, SERVICES AND SOLUTIONS)

For the fourth quarter 2011, revenues for the S3 segment were Euro 1,315 million, a decrease of 5.5% compared to Euro 1,391 million in the year-ago quarter and an increase of 19.5% compared to Euro 1,100 million in the third quarter 2011. At constant currency exchange rates, S3 revenues decreased 5.2% year-over-year and increased 17.9% sequentially. The segment posted an adjusted2 operating1 profit of Euro 170 million or 12.9% of revenues compared to an adjusted2 operating1 profit of Euro 98 million or a margin of 7.0% in the year ago quarter.

Key highlights:

•

Revenues in our Services business were Euro 1,158 million, a 4.4% decrease compared to the year-ago quarter. Growth continued in our Managed Services business in the fourth quarter with revenues increasing at a high-single digit rate compared to the year-ago quarter. Our Application services business, which focuses on software customization, increased at a double-digit rate in the fourth quarter driven by growth in Europe and North America. These areas of growth were offset by a double digit decline in our Network Build & Implementation (NBI) business driven by continued political unrest in the Middle East and Africa as well as project closeouts. Services revenues in 2011 were flat, at constant currency, with strong growth in Managed and Outsourcing Solutions and NSI, as well as stable maintenance revenues, offset by declines in NBI. In addition to the LTE contract announced with Saudi Telecom Company (STC), we also announced that this deal includes managed services of all sites that we will deploy to this customer.

•

Network Applications revenues of Euro 157 million declined 12.8% from the year-ago quarter in the fourth quarter. The decrease was mainly due to the termination of a resale activity. Motive, our remote customer management business grew at a double-digit rate in the fourth quarter. Building on our Motive brand, we recently launched an extended portfolio of software solutions and services, designed to help service providers improve the experience that consumers have with smartphones, tablets and other connected devices and are now currently deployed with more than 175 service providers around the world, supporting more than 180 million self-install/self-help end points. Also in the fourth quarter, we announced a new solution, called CloudBand, which enables service providers to deliver networking services to their customers, from the cloud. We also featured, with Verizon Wireless, a number of mobile commerce applications over 4G LTE at this year’s Consumer Electronics Show (CES). For the full year, Network Applications revenues declined 3.6%, at constant currency, as a consequence of the termination of a resale activity more than offsetting double-digit growth in Motive and Unified Communications.

•

The “Strategic Industries” end market (including transportation, energy, and the public sector) continued to be an area of opportunity for us, with a number of new wins. During the quarter we were chosen, with Bechtel, a global engineering, construction and project management company, to deliver communications and security systems for the Chevron-operated Wheatstone Project in remote Western Australia. We also collaborated with the Régie Autonome des Transports Parisiens (RATP Group) to provide a range of broadband communications services to improve security, safety and the passenger experience on Line 1 of the Paris Metro.

•

The improvement in adjusted operating margin of our S3 business from the year-ago quarter mainly reflects the impact of ongoing actions to reduce expenses in our Services business and good improvement in the profitability of Network Applications.

ENTERPRISE

Revenues in our Enterprise business increased 0.3% compared to the year-ago quarter, at Euro 325 million in the fourth quarter 2011 and increased 1.9% compared to the third quarter 2011. At constant currency exchange rates, our Enterprise business was flat compared to both the year-ago quarter and the previous quarter. The segment posted an adjusted2 operating1 profit of Euro 45 million or 13.8% of revenues compared to an adjusted2 operating1 profit of Euro 37 million or a margin of 11.4% in the year ago quarter.

Key highlights:

•

Revenues from Enterprise Solutions increased at a low-single-digit rate at constant currency, driven by growth in data networks across all regions. Our voice telephony business declined slightly in the fourth quarter with economic uncertainties impacting the spending of small and medium sized businesses. Full year Enterprise Solutions revenues increased at a low-single digit rate driven mainly by growth in data networks. In the fourth quarter, Slovenské Elekrárne, a subsidiary of Enel Group in Slovakia, chose us to enhance its communications and emergency broadcast system at its nuclear power plant, including our OmniPCX IP telephony solution. During the quarter, we introduced a high-capacity 40 gigabit Ethernet (GigE) switching module for the OmniSwitch 6900 that increases data capacity, speed and performance of corporate data center networks. We also announced the HP and Alcatel-Lucent Data Center Network Connect, a jointly developed solution that integrates data center infrastructure technology and high-performance communications networks.

•

Genesys, our customer contact center software business, declined at a low-single-digit rate primarily due to weakness in APAC. On February 1, 2012, we announced the closure of the definitive agreement for the transfer of our Genesys business to Permira for a cash payment of US$ 1.5 billion.

•

The adjusted operating margin of the Enterprise business benefitted from positive contributions from both the Enterprise Solutions and Genesys businesses as well as improvements driven by better mix and good fixed costs absorption compared to the year-ago quarter.

Alcatel-Lucent will host a press and analyst conference at its headquarters at 1:00 p.m. CET which can be followed through audio webcast at http://www.alcatel-lucent.com/4q2011

Notes

All published figures are currently being audited. All adjusted figures are unaudited. Consolidated Financial Statements available on our website http://www.alcatel-lucent.com/4q2011

1-	Operating income (loss) is the Income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposals of consolidated entities, litigations and post-retirement benefit plan amendments.

2-	“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation and includes Genesys business in continued operations.

3-	“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

2012 Upcoming events

April 26, 2012: first quarter 2012 results

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost R&D organizations, responsible for breakthroughs that have shaped the networking and communications industry. Alcatel-Lucent is committed to making communications more sustainable, more affordable and more accessible as we pursue our mission - Realizing the Potential of a Connected World.

With operations in more than 130 countries and one of the most experienced global services organizations in the industry, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 15.3 billion in 2011 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la.gamba@alcatel-lucent.com	T: +33(0) 1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS
FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T: +1 908-582-7998
CONSTANCE DE CAMBIAIRE	constance.de_cambiaire@alcatel-lucent.com	T: +33(0)1 40 76 10 13

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as, for example, “additional savings” and “higher margin and strong positive net cash position targeted for 2012”. Words such as “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,”, “confident in,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of factors including, among others: our ability to realize the full value of our existing and future patent portfolio in a complex technological environment, our ability to operate effectively in a highly competitive industry with many participants and to correctly identify and invest in the technologies that become commercially accepted, demand for our products, and acceptance of the technologies we seek to pioneer; difficulties and delays in our ability to execute on our strategic plan to adjust our product portfolio by boosting investment in certain segments and reducing spending in others, co-source certain business processes, focus on cash, and reduce costs; market fluctuations in the telecommunications industry; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of suppliers for the components we need or a tight market for commodity components; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; control of costs and expenses; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2010, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED PROFORMA RESULTS (1/2)

In Euro million except for EPS	Q1-2011					Q2-2011					Q3-2011
(unaudited)	With Genesys	PPA	Adjusted	Genesys discontinued	As published	With Genesys	PPA	Adjusted	Genesys discontinued	As published	With Genesys	PPA	Adjusted	Genesys discontinued	As published
	(A)	(B)	(C) = (A)- (B)	(D)	(E) = (A)+(D)	(A)	(B)	(C) = (A)- (B)	(D)	(E) = (A)+(D)	(A)	(B)	(C) = (A)- (B)	(D)	(E) = (A)+(D)
Revenues	3,740		3,740	(84)	3,656	3,903		3,903	(86)	3,817	3,797		3,797	(93)	3,704
Cost of sales (a)	(2,386)		(2,386)	22	(2,364)	(2,505)		(2,505)	20	(2,485)	(2,417)		(2,417)	21	(2,396)
Gross Profit	1,354	0	1,354	(62)	1,292	1,398		1,398	(66)	1,332	1,380		1,380	(72)	1,308
Administrative and selling expenses (b)	(746)	30	(716)	37	(709)	(709)	28	(681)	33	(676)	(670)	29	(641)	35	(635)
Research and Development costs (c)	(663)	38	(625)	16	(647)	(646)	37	(609)	12	(634)	(603)	37	(566)	13	(590)
Operating income (loss) (1)	(55)	68	13	(9)	(64)	43	65	108	(21)	22	107	66	173	(24)	83
Restructuring costs	(31)		(31)	0	(31)	(50)		(50)	0	(50)	(57)		(57)	0	(57)
Impairment of assets			0	0	0	0		0	0	0	0		0	0	0
Post-retirement benefit plan amendment	69		69	0	69	(2)		(2)	0	(2)	(1)		(1)	0	(1)
Litigations	4		4	0	4	0		0	0	0	0		0	0	0
Gain/(los) on disposal of consolidated entities	4		4	0	4	(2)		(2)	0	(2)	(4)		(4)	0	(4)
Income (loss) from operating activities	(9)	68	59	(9)	(18)	(11)	65	54	(21)	(32)	45	66	111	(24)	21

Financial result (net)	17		17	2	19	19		19	0	19	(3)		(3)	(3)	(6)
Share in net income(losses) of equity affiliates	0		0	0	0	2		2	0	2	0		0	0	0
Income tax benefit (expense) (d)	(12)	(26)	(38)	4	(8)	47	(26)	21	(10)	37	177	(25)	152	1	178
Income (loss) from continuing operations	(4)	42	38	(3)	(7)	57	39	96	(31)	26	219	41	260	(26)	193
Income (loss) from discontinued activities	(1)		(1)	3	2	1		1	31	32	0		0	26	26
Net Income (loss)	(5)	42	37	0	(5)	58	39	97	0	58	219	41	260	0	219

of which : Equity owners of the parent	(10)	42	32	0	(10)	43	39	82	0	43	194	41	235	0	194
Non-controlling interests	5		5		5	15		15	0	15	25		25		25

Earnings per share : basic	(0.00)		0.01		(0.00)	0.02		0.04		0.02	0.09		0.10		0.09
Earnings per share : diluted	(0.00)		0.01		(0.00)	0.02		0.04		0.02	0.08		0.09		0.08

(1)	Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendment

Adjusted Operating Income (loss) corresponds to the measure of operating income (loss) of the segments (refer to note 5 of the consolidated financial statements at December 31, 2011).

PPA : Purchase Price Allocation entries related to Lucent business combination

Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Consolidated Financial Statements as of December 31, 2009)

These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated herefater.

(a)	Depreciation of the reevaluation to fair value of productive tangible assets

(b)	Amortization of intangibles assets - long term customer relationship (5-8 years)

(c)	Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-7 years)

(d)	Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

ADJUSTED PROFORMA RESULTS (2/2)

In Euro million except for EPS	Q4-2011					2011
(unaudited)	With Genesys	PPA	Adjusted	Genesys discontinued	As published	With Genesys	PPA	Adjusted	Genesys discontinued	As published
	(A)	(B)	(C) = (A)-(B)	(D)	(E) = (A)+(D)	(A)	(B)	(C) = (A)-(B)	(D)	(E) = (A)+(D)
Revenues	4,256	0	4,256	(106)	4,150	15,696		15,696	(369)	15,327
Cost of sales (a)	(2,742)	0	(2,742)	20	(2,722)	(10,050)	0	(10,050)	83	(9,967)
Gross Profit	1,514	0	1,514	(86)	1,428	5,646	0	5,646	(286)	5,360
Administrative and selling expenses (b)	(659)	29	(630)	37	(622)	(2,784)	116	(2,668)	142	(2,642)
Research and Development costs (c)	(608)	40	(568)	12	(596)	(2,520)	152	(2,368)	53	(2,467)
Operating income (loss) (1)	247	69	316	(37)	210	342	268	610	(91)	251
Restructuring costs	(65)	0	(65)	0	(65)	(203)		(203)	0	(203)
Impairment of assets	0	0	0	0	0	0		0	0	0
Post-retirement benefit plan amendment	1	0	1	0	1	67		67	0	67
Litigations	0	0	0	0	0	4		4	0	4
Gain/(los) on disposal of consolidated entities	0	0	0	0	0	(2)		(2)	0	(2)
Income (loss) from operating activities	183	69	252	(37)	146	208	268	476	(91)	117

Financial result (net)	34	0	34	(1)	33	67		67	(2)	65
Share in net income(losses) of equity affiliates	2	0	2	0	2	4		4	0	4
Income tax benefit (expense) (d)	319	(27)	292	18	337	531	(104)	427	13	544
Income (loss) from continuing operations	538	42	580	(20)	518	810	164	974	(80)	730
Income (loss) from discontinued activities	(4)	0	(4)	358	354	(4)		(4)	418	414
Net Income (loss)	534	42	576	338	872	806	164	970	338	1,144

of which : Equity owners of the parent	530	42	572	338	868	757	164	921	338	1,095
Non-controlling interests	4	0	4	0	4	49		49	0	49

Earnings per share : basic	0.23		0.25		0.38	0.33		0.41		0.48
Earnings per share : diluted	0.18		0.19		0.29	0.31		0.36		0.42

RECONCILIATION BETWEEN PUBLISHED AND COMPARABLE FIGURES

Cash-flow highlights	Fourth quarter	Genesys	Fourth quarter	Third quarter	Fourth quarter	2011	Genesys	2011
	2011	discontinued	2011	2011 *	2010 *	published	discontinued	comparable
(In Euro million)	published		comparable
Net (debt) cash at beginning of period	(620)	0	(620)	(376)	(249)	362	0	362
Adjusted operating income / (loss)	279	37	316	173	394	519	91	610
Depreciation & Amort; OP nin cash; other***	123	3	126	199	116	630	22	652
Op. Cash-flow before change in WCR**	402	40	442	372	510	1,149	113	1,262
Change in operating WCR	289	(11)	278	(288)	2	(200)	9	(191)
Change in other working capital ***	133	10	143	(119)	190	(93)	1	(92)
Operating Cash-flow (3)	824	39	863	(35)	702	856	123	979
Interest	(12)	2	(10)	(105)	(12)	(253)	2	(251)
Taxes	2	(18)	(16)	(11)	12	(55)	(26)	(81)
Cash contribution to pension & OPEB	(84)	39	(45)	(45)	(62)	(185)	(1)	(186)
Restructuring cash outlays	(45)	(39)	(84)	(99)	(91)	(344)	(1)	(345)
Cash from operating activities	685	23	708	(295)	549	19	97	116
Capital expenditures (incl. R&D cap.)	(163)	(4)	(167)	(141)	(230)	(558)	(16)	(574)
Free Cash-flow	522	19	541	(436)	319	(539)	81	(458)
Discontinued, Cash from financing & Forex	58	(10)	48	192	292	137	(72)	65
Change in net (debt) / cash position	580	9	589	(244)	611	(402)	9	(393)
Net (debt) / cash excluding Genesys	(40)					(40)
Cash classified as assets held for sale	9	9				9	9
Net (debt) cash at end of period	(31)		(31)	(620)	362	(31)		(31)

* as presented in previous press releases (i.e. including Genesys)

** Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

*** Changes compare to past and published figures coming from netting FX impact

Statement of position - Assets	Dec 31,	Genesys	Dec 31,	Sept 30,	Dec 31,
	2011	discontinued	2011	2011	2010
(In Euro million)	published		comparable
Total non-current assets	12,974	(247)	12,727	12,088	12,097
of which Goodwill & intangible assets, net	6,163	97	6,260	6,159	6,426
of which Prepaid pension costs	2,765	0	2,765	2,753	2,746
of which Other non-current assets	4,046	(344)	3,702	3,176	2,925
Total current assets	11,229	(113)	11,116	10,631	12,779
of which OWC assets	5,448	53	5,501	5,760	6,034
of which other current assets	1,106	19	1,125	1,102	1,053
of which assets held for sale	202	(194)	8	12	3
of which marketable securities, cash & cash equivalents	4,473	9	4,482	3,757	5,689
Total assets	24,203	(360)	23,843	22,719	24,876

Statement of position - Liabilities and equity	Dec 31,	Genesys	Dec 31,	Sept 30,	Dec 31,
	2011	discontinued	2011	2011	2010
(In Euro million)	published		comparable
Total equity	4,601	(363)	4,238	3,470	4,205
of which attributable to the equity owners of the parent	3,854	(363)	3,491	2,765	3,545
of which non controlling interests	747	0	747	705	660
Total non-current liabilities	11,224	18	11,242	11,170	10,587
of which pensions and other post-retirement benefits	5,706	3	5,709	5,769	5,090
of which long term debt	4,290	0	4,290	4,178	4,112
of which other non-current liabilities	1,228	15	1,243	1,223	1,385
Total current liabilities	8,378	(15)	8,363	8,079	10,084
of which provisions	1,579	3	1,582	1,615	1,858
of which short term debt	329	0	329	320	1,266
of which OWC liabilities	4,482	66	4,548	4,495	5,128
of which liabilities related to disposal groups held for sale	128	(128)	0	0	0
of which other current liabilities	1,860	44	1,904	1,649	1,832
Total liabilities and shareholder’s equity	24,203	(360)	23,843	22,719	24,876

RESTATEMENT OF 2011 BREAKDOWN BY OPERATING SEGMENTS

In Euro Million
Revenues	Q1 ‘11	Q2 ‘11	Q3’ 11	Q4’ 11	FY’ 11	Q1 ‘10	Q2 ‘10	Q3 ‘10	Q4 ‘10	FY ‘10
Networks	2,418	2,475	2,285	2,476	9,654	1,928	2,304	2,459	2,952	9,643
IP	349	406	376	454	1,585	272	318	366	508	1,464
Optics	654	645	582	724	2,605	567	622	651	815	2,655
Wireless	1,118	1,079	1,032	893	4,122	819	1,021	1,068	1,156	4,064
Wireline	309	357	308	419	1,393	298	366	396	488	1,548
Other & eliminations	(12)	(12)	(13)	(14)	(51)	(28)	(23)	(22)	(15)	(88)
Software, Services & Solutions	975	1,071	1,100	1,315	4,461	921	1,071	1,154	1,391	4,537
Services	869	940	996	1,158	3,963	825	952	1,018	1,211	4,006
Network Applications	106	131	104	157	498	96	119	136	180	531
Enterprise	284	285	319	325	1,213	267	301	293	324	1,185
o/w Genesys	84	86	93	106	369	73	84	82	99	338
Other & Eliminations	63	72	93	140	368	131	137	168	195	631
Total	3,740	3,903	3,797	4,256	15,696	3,247	3,813	4,074	4,862	15,996

Adj. operating income (loss)	Q1 ‘11	Q2 ‘11	Q3’ 11	Q4’ 11	FY’ 11	Q1 ‘10	Q2 ‘10	Q3 ‘10	Q4 ‘10	FY ‘10
Networks	63	48	70	82	263	(128)	55	31	229	187
in % of revenues	2.6%	1.9%	3.1%	3.3%	2.7%	-6.6%	2.4%	1.3%	7.8%	1.9%
Software, Services & Solutions	(50)	52	55	170	227	(76)	(17)	25	98	30
in % of revenues	-5.1%	4.9%	5.0%	12.9%	5.1%	-8.3%	-1.6%	2.2%	7.0%	0.7%
Enterprise	14	20	29	45	108	9	19	18	37	83
in % of revenues	4.9%	7.0%	9.1%	13.8%	8.9%	3.4%	6.3%	6.1%	11.4%	7.0%
o/w Genesys	9	21	24	37	91	6	12	15	39	72
Other & Eliminations	(14)	(12)	19	19	12	0	(29)	(13)	30	(12)
Total	13	108	173	316	610	(195)	28	61	394	288
in % of revenues	0.3%	2.8%	4.6%	7.4%	3.9%	-6.0%	0.7%	1.5%	8.1%	1.8%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2012

By:	/S/ PAUL TUFANO
Name:	Paul Tufano
Title:	Chief Financial Officer